

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2015

Via E-mail
Dale Hutchins
President
Innovation Economy Corporation
1650 Spruce Street, Suite 500
Riverside, CA 92507

> **Re:** **Innovation Economy Corporation**
> **Registration Statement on Form S-1**
> **Filed April 3, 2015**
> **File No. 333-203238**

Dear Mr. Hutchins:

We have reviewed your registration statement and letter dated April 3, 2015, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business, page 49

General

1. We note your response to comment 9 of our letter dated February 26, 2015. Please revise your government regulation discussion for OLI and NEA to provide an estimate of the time frame needed for seeking and obtaining the required regulatory approvals.

Convertible Notes, page 102

2. In the second paragraph, please clarify that the "Units being offered in this offering" into which the convertible notes will convert after closing are those offered under a separate prospectus for selling shareholders. Otherwise, this section could be read to mean that you would issue your registered Units to the Noteholders instead of selling them to the public for

cash in the best efforts offering you describe on the prospectus cover page and in your plan of distribution.

Selling Shareholder Prospectus Cover Page

3. We note your response to comment 14 of our letter dated February 25, 2015. Please clarify the timing and circumstances affecting the price at which shares may be sold in the offering. In the second paragraph you state that the shares may be sold at market prices, prices related to market or negotiated prices. In the third paragraph in response to our comment, you state that until there is a public market for the securities, shareholders will sell at a fixed price. Please provide a more consolidated explanation of the offering price so that the timing and circumstances affecting the price are clear.

4. Please clarify why selling stockholders will not be able to make sales of securities under this prospectus until the shares and warrants included in the Units begin to trade separately on NASDAQ. We understand that you intend to convert the convertible notes immediately after the closing of this offering. Please clarify the expected timing of the closing of the offering, the commencement of trading of the shares and warrants on NASDAQ, and your exercise of your right to convert the notes.

5. We note your response to comment 15 of our letter dated February 26, 2015. Please revise footnote 5 to the fee calculation table to clarify that you are registering the exercise of the Warrants by any purchasers of Warrants or Units from the resellers identified in this prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Richard Baumann (*via e-mail*)
    Ellenoff Grossman & Schole LLP